UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 10489 / April 25, 2018

SECURITIES EXCHANGE ACT OF 1934
Release No. 83109 / April 25, 2018

ADMINISTRATIVE PROCEEDING
File No. 3 - 18453

In the Matter of **CHINAMERICA ANDY MOVIE ENTERTAINMENT MEDIA COMPANY** **Respondent.**	**ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, PURSUANT TO SECTION 8A OF THE SECURITIES ACT OF 1933 AND SECTIONS 12(j) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, IMPOSING A CEASE-AND-DESIST ORDER, AND REVOKING REGISTRATION OF SECURITIES**

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 8A of the Securities Act of 1933 ("Securities Act") and Sections 12(j) and 21C of the Securities Exchange Act of 1934 ("Exchange Act") against ChinAmerica Andy Movie Entertainment Media Company ("Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over him and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act of 1933 and Sections 12(j) and 21C of the Securities Exchange Act of 1934, Making Findings, Imposing a Cease-and-Desist Order, and Revoking Registration of Securities ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

Summary

These proceedings arise out of ChinAmerica's status as an undisclosed "blank check" company as defined in Rule 419 under the Securities Act, 17 C.F.R. § 230.419, by which its principal, Andy Z. Fan, owned virtually all of the shares of a public company for a future reverse merger. ChinAmerica's periodic reports with the Commission failed to disclose the beneficial ownership of Fan over essentially all its issued securities. ChinAmerica also issued press releases and filed periodic reports misrepresenting that it had purported business operations. ChinAmerica has since become delinquent in its filing obligations with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2016.

Respondent

1.   ChinAmerica (CIK No. 0001543605), formerly known as Court Document Services, Inc. ("Court Document"), is a Florida corporation located in Ellenton, Florida with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. ChinAmerica is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2016. As of March 15, 2018, ChinAmerica's common stock was quoted on OTC Link (previously "Pink Sheets") operated by OTC Markets Group Inc., had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Background

2.   In 2011, Fan sought to amass a roster of public companies in the United States for later reverse mergers with Chinese companies. Fan was introduced to two persons (the "Sellers") from whom he purchased all the securities of an undisclosed blank check company under their control in or about September 2011.

3.   Fan then agreed with the Sellers to manufacture a second blank check company, Court Document, through the purchase of all the stock of an existing private company with local business operations. In or about January 2012, the Sellers orchestrated the purchase of all the stock of Court Document with money provided by Fan. Fan understood that shares would be put in the names of the Sellers' friends and family for the purpose of creating a purported public float of unrestricted securities by, among other things, filing a registered offering of those shares with the Commission.

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[1]   The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

4.   Fan was aware that the Sellers exercised control over all of the shares of Court Document. For example, on January 15, 2012, Seller # 1 emailed Fan: "We are going to begin the process of the shareholder offers. I need you to give permission to [Seller # 2] to disburse $13110.00 from the escrow [provided by Fan] so I can move forward with the shareholder offers. We will ultimately have 29 shareholders [the same number as the first blank check company Fan purchased from the Sellers] with me controlling 77.48%. All of the shareholders are friendly and we have used them many times in the past so we will have no problems in the future."

5.   By email dated April 28, 2012, Seller # 1 sent Fan a memorandum representing that Seller # 1, as the purported majority shareholder of Court Document, had "conducted a shareholder meeting for [Court Document]. The purpose of this meeting was to gain shareholder agreement on the disposition of their shares. This will confirm that the shareholders in [Court Document] are in agreement that they will deliver one hundred percent (100%) of the shares should you bring a project to the company after they have obtained their trading symbol."

6.   After obtaining the trading symbol, the Sellers transferred essentially all the Court Document shares to Fan in the name of either Fan or his designees. By letter dated October 3, 2012, Seller # 1 sent payment to the Sellers' friends-and-family shareholders for their shares to be transferred in the name of Fan's designees.

7.   On October 4, 2012, Court Document filed a Form 8-K with the Commission announcing Fan's appointment as an officer and director, the change of the company's business strategy (from court document preparation services to the movie industry) and the change of the company name to ChinAmerica. However, Fan knew that the business strategy of Court Document had been the establishment of an undisclosed blank check company for his future use. The Forms 8-K also misrepresented that "[t]here are no arrangements or understanding between Mr. Andy Fan and any other person pursuant to which he was selected as a President, Director, and Chairman of the Board, and the Company." The Forms 8-K also omitted the fact that Fan had initially paid for all of Court Document's shares in or about January 2012.

8.   ChinAmerica's subsequent periodic reports, including both annual reports on Form 10-K and quarterly reports on Form 10-Q, failed to disclose Fan's control over essentially the entire public float of its securities and its purpose as a blank check company.

9.   Fan knew that "shell companies" as defined under the federal securities laws are less attractive reverse merger candidates, and that these companies would need to report actual revenues and operations in order not to be classified as a "shell company." To that end, ChinAmerica fabricated purported revenues in the form of a sham consulting agreement and revenues that never existed.

10.   For example, on or about December 2, 2013 and January 7, 2014, ChinAmerica filed Forms 8-K with the Commission and issued press releases announcing a consulting agreement worth $1,000,000. The agreement never existed. ChinAmerica subsequently reported revenues under that purported agreement in its periodic reports. However, ChinAmerica never earned any such revenues. ChinAmerica later filed with the Commission a purported amendment

to the agreement dated August 17, 2015, increasing its value to $1,306,480. The agreement (and amendment) did not exist.

11.   All of ChinAmerica's periodic reports misrepresented that ChinAmerica is not a "shell company" as defined in Rule 12b-2 of the Exchange Act.

12.   As a result of the conduct described above, ChinAmerica violated Section 17(a)(1) and 17(a)(3) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, which prohibit fraudulent conduct in the offer or sale of securities and in connection with the purchase or sale of securities.

13.   As a result of the conduct described above, ChinAmerica violated Section 13(a) of the Exchange Act and Rules 12b-20, 13a-1, 13a-11 and 13a-13 thereunder, which require that an issuer of securities registered under Section 12 of the Exchange Act file periodic information, documents, and reports as required pursuant to Section 13 of the Exchange Act, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and that such reports contain such material information as may be necessary to make the required statements in light of the circumstances under which they are made not misleading.

14.   ChinAmerica has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since March 30, 2016 or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending June 30, 2016.

IV.

In view of the foregoing, the Commission deems it appropriate, in the public interest, to impose the sanctions agreed to in Respondent's Offer.

Accordingly, pursuant to Section 8A of the Securities Act and Sections 12(j) and 21C of the Exchange Act, it is hereby ORDERED that:

A.   Respondent cease and desist from committing or causing any violations and any future violations of Section 17(a)(1) and 17(a)(3) of the Securities Act and Sections 10(b) and 13(a) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1, 13a-11 and 13a-13 thereunder.

B.   Registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of April 26, 2018.[2]

By the Commission.

                                                    Brent J. Fields
                                                    Secretary

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[2]   This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.